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                                  EXHIBIT 20.1

IMMEDIATE RELEASE

                                   Contact: Lucious T. (Tim) Harris, Treasurer
                                                               Capital Bancorp
                                                                (305) 536-1677
                                                                 Jean Woodcock
                                                         Rubin Barney & Birger
                                                                (305) 448-7450

          ADMINISTRATIVE LAW JUDGE ISSUES FINDINGS AND CONCLUSIONS IN
                 CAPITAL BANCORP CHANGE-IN-CONTROL PROCEEDINGS

         MIAMI -May 19, 1997----Capital Bancorp (NASDAQ:CBCP) (the "Company") today announced that the Administrative Law Judge issued her findings and conclusions last Friday in connection with the application filed by Fana Holtz, Daniel Holtz and Javier Holtz to acquire and/or maintain a controlling interest in Capital Bank through their ownership in and control of the Company. The Administrative Law Judge concluded that the evidence presented in the proceeding did not support a finding that the applicants have met the statutory criteria for control. Neither the Company nor its subsidiaries are parties to the proceeding.

         The Company indicated that the findings and conclusions of the Administrative Law Judge do not constitute a final ruling. The Company has been advised that the applicants will be filing exceptions to certain of the findings and conclusions. The findings and conclusions, together with the applicants' exceptions, will be submitted to the Comptroller of the State of Florida who will issue a decision on the application.

         The Company also indicated that the application deals with the ownership and voting of controlling shares of the Company, not with the management or operation of the Company, and does not believe that the Administrative Law Judge's findings and conclusions will have a material adverse effect on the financial condition or results of operations of the Company.

         Miami-based Capital Bank, with 28 South Florida offices, is a wholly-owned subsidiary of Capital Bancorp, which had total assets of $1.7 billion and deposits of $1.1 billion as of March 31, 1997. Capital Bank owns approximately 81 percent of Capital Factors Holding, Inc., a specialized financial services company headquartered in Fort Lauderdale with offices in Los Angeles, New York, Charlotte, North Carolina and Atlanta, Georgia. Capital Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CBCP."

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